

OFFERING MEMORANDUM

facilitated by



The High End Holding Company, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	The High End Holding Company, LLC
State of Organization	MA
Date of Formation	01/08/2019
Entity Type	Limited Liability Company
Street Address	110 Winter St, Holyoke MA, 01040
Website Address	www.thehighendcannabis.com

(B) Directors and Officers of the Company

Key Person	Helen Gomez
Position with the Company Title First Year	 CEO and Managing Member 2018
Other business experience (last three years)	2018 - Current: CEO and Managing Member, The High End 2015 - 2108: Private Wealth Advisor, Morgan Stanley 2008 - 2015: Asst. Vice President, Barclays Wealth & Investment Management, Americas 2005 - 2008: Analyst, Lehman Brothers

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Helen Gomez	63.47%

(D) The Company's Business and Business Plan

The Business

We are proud owners of a 60,000 square foot mill-building in the heart of clean-energy Holyoke, Massachusetts. This property shall be home to our Cultivation and Manufacturing facilities where we will launch our Living Soil Cultivation, Clean Extraction and Processing, Culinary Program, and Partnerships and Brand Incubator Platform. As well as an interactive customer experience with a Dispensary and Cannabis Garden Center, an Event Hall, and "T.h.e. Library - a Co-Working Space".

Holyoke is one of the first planned industrial cities in the country, built on hydro-electric power, whose local utility provides nearly 100% carbon-free energy generation. The conventional cannabis industry is incredibly energy intensive, and not very green at all - Holyoke's clean energy profile is a vital component towards one of The High End's main sustainability goals, which is to operate a carbon-neutral, and eventually carbon-negative, cannabis production facility.

The High End is proud to be the first cannabis company in Massachusetts to become formally certified as both Women-Owned and Minority-Owned. We have been awarded Massachusetts Provisional Licenses for: Cultivation, Manufacturing, and Retail.

We've also had our eyes on the roll-out of adult-use cannabis legalization across the border in New York, where we've obtained an Option to Lease land in Athens, Greene County - just 1.5 hours west of Holyoke. We are presently in the queue for NYS Cultivator and Processor licenses, and will be entitled to certain priorities since we are both a Certified WMBE and have resided in Communities of Disproportionate Impact (areas that are recognized to have been the most harmed by the failed war on drugs) in New York City for over two decades.

High There!!!

Welcome to our Mainvest page! Whether you already know us or are only just learning about us, we want to say THANK YOU for coming by to learn more about The High End investment opportunity, what we are up to, and where we are headed.

We care about sustainability, transparency, and community. We love living soil, full spectrum, clean cannabis. And we're very excited to report that we are well on our way to kicking off our first phase of operations!

This raise is intended to provide capital to begin production at a neighboring manufacturing facility through which we will launch our first line of products (live hash rosin dabs and cartridges, infused pre-rolls, and artisanal edibles, made with flower from a curated selection of independent craft cultivators until our own gardens are up and running) while we continue our work to finalize a real-estate-secured loan for the build-out of our own extraction lab and processing facility in Holyoke. This means that rather than waiting to complete construction at our Holyoke home base, we can begin generating revenue right away!

We are energized by this momentum and thrilled that the Mainvest platform exists so we can invite you on this journey to support our development, grow with us, and share in our success!

We hope you like what you see, and if you have any questions after you've read through the offering, please don't hesitate to reach out to us directly, either on the Discussion Tab, or to Helen's email helen@thehighendcannabis.com.

With immense gratitude,

The High End Team

More About Us

Active participants in cannabis policy making and advocating for small business, our founders work on issues of patient care and education, environmental ethics, and equitable market access. Co-Founder and CEO Helen Gomez Andrews has advised (gratis) several small, independent cannabis and non-cannabis businesses in Massachusetts and New York and serves as:

- Women-Owned-Business Expert, Massachusetts Cannabis Advisory Board (first appointed by past AG, now Governor, Maura Healey).

- Chair, Industry Subcommittee, Massachusetts Cannabis Advisory Board.

- Chair, Leadership Advisory Council, EforAll / EparaTodos Pioneer Valley.

- Expert Advisor, Massachusetts Patient Advocacy Alliance.

- Member, Board of Directors, Asian Cannabis Roundtable.

- Past: Founding Member, Sustainability Council, National Cannabis Industry Association.

We're incredibly fortunate to have been featured in a number of local business journals and cannabis media platforms over the past several years! We are very grateful to these journalists who've done an amazing job of helping us tell our story within the context of the industry. (Our full press portfolio is available beneath the Bios section, below).

- Seizures, Cannabis & Living Soil Cultivation Let's Be Blunt with Montel 11/23/2023

- Helen Gomez Andrews on building an ethical framework for The High End MJBrand Insights 6/7/022

- Creating a Buzz Business West, 4/14/2021

- Finally on the Fast Track Marijuana Venture Magazine, 10/6/2020

Please visit our blog, where we will talk more about our values and the things that drive us - living soil cultivation, solventless extraction, microbes, advocacy, medical cannabis, and other stories that illustrate our company's soul.

Milestones

- Purchased 60,000 sf Flagship Property in Holyoke, MA.
- Awarded Host Community Agreement, Special Permit, and Provisional Licenses for

Cultivation, Manufacturing, Retail.
- Became a Certified Women-Owned and Minority-Owned Business Enterprise.
- Began process to secure real-estate-backed funding for build-out of Phase 1 Extraction Lab and Processing Facility in Holyoke.
- Entered into partnership with neighboring manufacturing facility to launch operations, allowing for immediate revenue generation.
- Secured Option to Lease land in Athens, NY. New York Cannabis Cultivator and Processor applications submitted and awaiting selection.

The Team

Helen Gomez Andrews, Co-Founder & CEO

Helen, a lifelong supporter of cannabis legalization, was one of the first recipients of a medical marijuana caregiver's card in the state of New York, for her daughter with epilepsy - an experience that has shaped her journey in cannabis.

Helen lived in Hong Kong, Manila, and Florence before heading to New York City to pursue a degree in Finance and International Business at the NYU Stern School of Business. She spent 13 years growing a fruitful career on Wall Street during which she became inspired by the triple-bottom-line approach taken by the impact investment network that she became aligned with. In this community she encountered an aspirational range of trailblazing social venture founders, regenerative agriculturalists, and the like. Inspired, she retired from finance in 2018 to join the cannabis industry.

Following a successful campaign to push the Massachusetts Cannabis Control Commission to create better pathways to equitable industry access for women and people of color, The High End became the first-ever Certified MBE and WMBE cannabis company in the Commonwealth.

Helen was first appointed by then Attorney General (now Governor) Maura Healey to serve as the Women-Owned-Business Expert on the Massachusetts Cannabis Advisory Board. She also Chairs the Leadership Advisory Board at EforAll Holyoke, supporting the organization's work to accelerate economic and social impact in the region through inclusive entrepreneurship. And she was a Founding Member of the National Cannabis Industry Association's Sustainability Council.

Chris Andrews, Co-Founder & Chairman

Born into a family of hoteliers in Ireland, it was Chris' upbringing which rooted within him a deep appreciation for responsible farming and a passion for integrity in production of the foods we consume.

Chris has been involved in the restaurant industry in New York City since the early 1990s. He has worked with some of the world's most renowned chefs such as Christian Delouvrier, Alain Ducasse, and David Bouley, and held general manager roles at late '90s, early '00s downtown Manhattan hotspots Canteen, Sushi Samba, and Balthazar. In 2002 after a year-long hiatus traveling in Southeast Asia, he returned to New York to open his own restaurants Bao 111 and Bao Noodles. Chris' devotion to F&B sustainability continued to be at the forefront of his business endeavors - in addition to the many accolades his restaurants received, Bao 111 can most memorably be credited as the first restaurant in New York to feature an entirely natural wine list, over a decade before natural wine's cult following matured into one of mainstream appeal.

Chris received one of the first medical marijuana caregivers licenses in the State of New York for his daughter with epilepsy. This journey has focused Chris' attention to the vital need for clean medicine as well as research, education, and access, which has become a driving force for The High End.

Chris represents The High End as the first cannabis company to join the Green America Center for Sustainability Solutions' Carbon Farming Innovation Network, a community of leaders looking out at global environmental challenges and bringing marketplace strategies to rapidly accelerate agricultural system solutions for soil, climate, water, farm economics and food security.

Christopher Cooke, Founding Partner & Cultivation Specialist

Raised on the farms and in the gardens of New England, Chris is at home with his hands in the soil. Over the past decade he has identified first and foremost as a professional gardener. For him, the garden has always been a sanctum of observation and reflection. A space developing throughout the years into the ultimate classroom and proving ground.

After running an organic market garden in Connecticut, he had the opportunity to join the cannabis industry in Colorado, where he took on cultivation leadership roles with The Green Solution and Verde Natural. His time at Verde Natural, working with "living soil", illuminated the true potential of the cannabis plant. He found a cultivation methodology focused on the soil food web to be the cleanest and most ethical way of producing high-quality flower, extracts and medically infused products. As a New England market emerged, Chris returned to Massachusetts and managed commercial gardens for Cultivate and Cresco Labs.

With his roots in market gardening, he is passionate about community agriculture. He finds great value in contributing to a local food system, educating consumers and preserving the rich history of farming in New England. Since returning home, he has worked with several farms across Connecticut, taking eco-friendly and regenerative approaches to food production.

Most recently, Chris had an appointment at the University of Connecticut as a Research Specialist, in the College of Agriculture, Health and Natural Resources. Working in Plant Science, as part of a lab focused on woody ornamentals, his tenure at UConn consisted of breeding, initiating and subculturing Pieris, Aronia, Cornus, Prunus and Clethra amongst other genera.

Working alongside top industry professionals and following kaizen principles, his goal is to push the envelope of what is considered possible at a commercial level. With a deep commitment to the soil, the focus of Chris' work is to achieve balance, honor natural systems and provide a product that discerning customers would classify as top-shelf, clean and potent plant medicine.

Michael Lazar, Director of Operations

Mike, also known affectionately to his friends as "the Grim Reefer", is a transplant to Massachusetts from Pennsylvania. Having moved here in 2015 he worked for the Audubon Society due to his love of nature.

Mike joined the cannabis industry in 2016 after learning that he could prevent his seizures by using cannabis. While working for Cultivate, a vertically-integrated cannabis company in Leicester, he learned how to create CO_2 and alcohol extracts and went on to win first and second place awards with a small team in NECann and the Harvest Cup, eventually going on to manage the team and then the extraction lab itself. In 2022, shortly after Cultivate was acquired by multi-state operator Cresco, Mike was recruited to set up a solventless extraction lab in Millbury for Greencare Collective before moving on to create his own business. He has also been foraging for most of the last decade, teaching classes and applying laboratory techniques to create foraged medicines and culinary delights.

Mike brings his passion for plant medicine and the natural world to The High End, making solventless extracts at the intersection of science and philosophy, wanting to improve everyone's quality of life with the fantastic medicine that is cannabis.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	May 31, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment, Labor, Branding & Marketing	$18,650	$115,630
Mainvest Compensation	$1,350	$8,370
TOTAL	$20,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4% - 2.5%[2]
Payment Deadline	2026-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.07%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4032258064516129% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	0.4%
$46,000	0.9%
$72,000	1.5%
$98,000	2.0%
$124,000	2.5%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	86%
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Class A Preferred Interests (Non-Voting)
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	0%
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Helen Gomez	63.47%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index

Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Private Lender	$100,000	17.5%		

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Projections

The Financial Forecasts section of this offering only illustrates one product line (rosin dabs and cartridges) within the first manufacturing phase of the The High End business, and does not yet include any additional potential revenue through other planned products or business lines in expected future phases, such as cultivation, culinary, or retail ventures.

Historical milestones

The High End has achieved the following milestones:

- Purchased 60,000 sf Flagship Property in Holyoke, MA.

- Awarded Host Community Agreement, Special Permit, Provisional Licenses for Cultivation, Manufacturing, Retail.

- Began process to secure real-estate-backed funding for build-out of Phase 1 Extraction Lab and Processing Facility in Holyoke.

- Entered into partnership with neighboring manufacturing facility to launch operations, allowing for immediate revenue generation.

- Secured Option to Lease land in Athens, NY - the future home of The High End's New York

Cultivation and Manufacturing operations, and just 1.5 hours west of Holyoke. Applications submitted and awaiting selection.

Historical performance is not necessarily predictive of future performance.

No operating history

The High End is pre-operational. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,518,000	$3,036,000	$3,339,600	$3,673,560	$4,040,916
Cost of Goods Sold	$705,150	$1,410,300	$1,551,330	$1,706,463	$1,877,109
Gross Profit	$812,850	$1,625,700	$1,788,270	$1,967,097	$2,163,807
EXPENSES					
Rent	$0	$0	$0	$0	$0
Utilities	$6,000	$6,000	$6,000	$6,000	$6,000
Repairs & Maintenance	$7,500	$7,500	$7,500	$7,500	$7,500
Salaries	$269,200	$907,200	$907,200	$907,200	$907,200
Legal & Professional Fees	$33,000	$33,000	$33,000	$33,000	$33,000
Operating Profit	$497,150	$672,000	$834,570	$1,013,397	$1,210,107

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$453,262.00	$442,037.00
Cash & Cash Equivalents	$1,181.00	$1,256.00
Accounts Receivable	$0	$0
Short-term Debt	$38,697.00	$0
Long-term Debt	$311,250.00	$311,250.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-19,923.00	$-42,624.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V